     DISTRIBUTION FEE AGREEMENT

     FOR

     ROYCE SPECIAL EQUITY PLUS FUND

     (SERVICE CLASS)

          The Royce Fund, a Delaware statutory trust (the “Trust”), and Royce Fund Services, Inc., a New York corporation (“RFS”), hereby agree that as compensation for RFS’ services and for the expenses payable by RFS under the Distribution Agreement made October 1, 2001 by and between the parties hereto, RFS shall receive, for and from the assets of the Service Class of Royce Special Equity Plus Fund, a series of the Trust (the “Service Class”), a fee, payable monthly, equal to .25% per annum of the Service Class’ average net assets.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the __ day of ___________, 2010.

THE ROYCE FUND

_______________________________
John D. Diederich
Vice President

ROYCE FUND SERVICES, INC.

_______________________________
John D. Diederich
President